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UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response...... 2.50
Washington, D.C. 20549
SEC FILE NUMBER 001-13828
FORM 12b-25
NOTIFICATION OF LATE FILING	CUSIP NUMBER 552715104

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 30, 2006
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

National Quality Care, Inc.
Full Name of Registrant

Former Name if Applicable
9454 Wilshire Blvd., Penthouse 6
Address of Principal Executive Office (Street and Number)
Beverly Hills, CA 90212
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒

(b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Effective as of March 3, 2007, the Registrant appointed a new Chief Financial Officer. To allow sufficient time for the Chief Financial Officer to prepare and review the accuracy and completeness of the Registrant’s annual report on Form 10-KSB for the year ended December 31, 2006, the decision has been made to delay the filing of the Form 10-KSB. This delay could not be avoided without unreasonable effort and expense. The Registrant currently anticipates filing the Form 10-KSB within 15 days after the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Robert Snukal	310	860-9936
(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  Yes ☒   No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The unaudited draft financial information included in this Part IV has not been finalized and is subject to change. As such, readers are cautioned not to place undue reliance on this financial information.

Discontinued Operations – Dialysis Clinic

On May 31, 2006, Los Angeles Community Dialysis, Inc. (LACD) completed the sale of substantially all of its assets used in the chronic care dialysis clinic. On June 15, 2006, LACD completed the sale of the acute care dialysis unit. The assets sold included property and equipment with a net book value of $357,138 and inventory amounting to $47,165. The decision to sell the dialysis units was based on the determination that it is in the best interest of the stockholders to focus principally on completion of the development and eventual commercial marketing of the wearable artificial kidney for dialysis and other medical applications. The assets used for patients suffering from chronic kidney failure were sold to Kidney Dialysis Center of West Los Angeles, LLC (KDC) pursuant to a purchase and sale agreement for $3,000,000. Of the purchase price, $1,000,000 was received at close, and $2,000,000 was to be paid pursuant to a promissory note which was paid-in-full as of December 31, 2006. In addition to the purchase price, at close, KDC contributed $253,000 towards pay-off of a loan secured by dialysis equipment, and paid $33,767 representing the cost of inventory. The acute care dialysis unit was sold to Dr. Victor Gura and Dr. Ronald Lang for $131,005. The purchase price was satisfied by the Company’s obligation to Dr. Victor Gura of the same amount. As a result of the sale of LACD’s assets, the Company accounted for the business of LACD as a discontinued operation for all periods presented in accordance with SFAS No. 144. Included in income from operations of the discontinued component on the consolidated statements of operations is $3,013,469 representing gain on disposal of assets as a result of the sale of LACD assets. The net gain on discontinued operations amounted to $3,093,010 and 670,239 for the years ended December 31, 2006 and 2005, respectively.

Continuing Operations

Operating expenses for the year ended December 31, 2006 increased by 112% to $4,635,415 from $2,182,785 for the year ended December 31, 2005. Total operating expenses include (i) selling, general and administrative expenses, and (ii) research and development expenses as follows:

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Selling, general and administrative expenses for the year ended December 31, 2006 increased 351% to $3,944,712 from $873,713 for the year ended December 31, 2005. These expenses are net of an approximate $116,000 reimbursement from Xcorporeal, Inc. made in accordance with the terms of the license agreement during 2006. This net increase was primarily the result of the Company incurring $1,007,000 of non-cash share-based compensation to consultants during 2006 from the issuance of common stock, the Company incurring $1,405,250 of non-cash share-based director and employee compensation from the grant of options (due to the Company’s adoption of SFAS 123R, Share-Based Compensation) and issuances of common stock, a net decrease in officer and director salaries of $63,000 resulting from reclassification of 80% of the former chief financial officer’s salary to research and development due to a change in responsibilities and the payment of a $175,000 bonus to a director for new services acting in the capacity of chief executive officer, an increase in accounting fees of approximately $101,000, and an increase in legal fees of approximately $644,000. Accounting and legal fees increased due primarily to increased efforts through the use of consultants in meeting filing requirements, in relation to the sale of LACD assets, and in relation to the merger and license agreements with Xcorporeal, Inc.

Research and development expenses for the year ended December 31, 2006 decreased 47% to $690,703 from $1,309,072 for the year ended December 31, 2005. These expenses include: legal fees; payments to 3 independent consultants and 3 full time employees working on the project; expenses to conduct internal lab tests; and supplies and materials to construct a model of a wearable artificial kidney. Also, Dr. Gura devoted 80% of his time to the project and 80% of his payroll expenses were allocated to research and development expenses. Prior to the research and development endeavor, Dr. Gura's time was devoted primarily to our operations and therefore his salary and related expenses were included in selling, general and administrative expenses. These expenses have decreased in relation to an approximate $1,066,400 reimbursement from Xcorporeal, Inc. made in accordance with the terms of the license agreement during 2006. Prior to the reimbursement, these expenses have increased in relation to the Company’s decision to focus principally on completion of the development and eventual commercial marketing of the wearable artificial kidney for dialysis and other medical applications. In addition, the Company incurred $112,000 of non-cash share based bonus compensation to Dr. Gura, and Dr. Gura’s annual salary was increased from $150,000 during 2005 to $420,000 during 2006.

As a result of the foregoing, the recognition of a $785,999 gain from change in the derivative liability during the year ended December 31, 2006 compared to the recognition of a $785,999 loss from change in the derivative liability during the year ended December 31, 2005, and incurring interest expense totaling $798,957 on debt during the year ended December 31, 2006 compared to interest expense totaling $46,154 on debt during the year ended December 31, 2005, we generated a net loss from continuing operations of $4,594,147 during 2006 as compared to a net loss of $3,014,764 during 2005.

Net Loss

The loss from continuing operations combined with the net gain on discontinued operations result in a net loss of $1,501,137 and $2,344,525 for the years ended December 31, 2006 and 2005, respectively.

National Quality Care, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 3, 2007	By:	/s/ Robert Snukal
Robert Snukal, Chief Executive Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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